Exhibit 99.2

BACKGROUND

Lithium Argentina AG (“Lithium Argentina”, the “Company” or “LAR”), formerly Lithium Americas (Argentina) Corp. and Lithium Americas Corp., is a Swiss-domiciled resource company with lithium projects located in Argentina. The Company’s head office and principal address is Dammstrasse 19, 6300 Zug, Switzerland. On January 23, 2025, the Company completed a plan of arrangement under the laws of the province of British Columbia (the “Arrangement”) involving the Company’s continuation from the province of British Columbia under the name “Lithium Americas (Argentina) Corp.” into Zug, Canton of Zug, Switzerland, as a Swiss share corporation under the name “Lithium Argentina AG.” As a result, the Company ceased to be governed by the Business Corporations Act (British Columbia). Following the Arrangement, the shareholders of the Company prior to the Arrangement continued to hold all the issued and outstanding registered common shares of the Company (the “Continuation”). On January 27, 2025, the Company began trading under the new symbol “LAR” on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”).

This Management’s Discussion and Analysis (“MD&A”) of Lithium Argentina provides an overview of Lithium Argentina's financial condition and results of operations for the three and nine months ended September 30, 2025, and has been prepared as of November 10, 2025. It analyzes key factors influencing the Company's performance of the Cauchari-Olaroz lithium operation (“Cauchari-Olaroz”), financing activities, and market conditions.

This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the three and nine months ended September 30, 2025 (“Q3 2025 financial statements”), and the audited consolidated financial statements and notes thereto for the year ended December 31, 2024 (“YE 2024 financial statements”). Refer to Notes 2 and 3 of the Q3 2025 financial statements and YE 2024 financial statements for disclosure of the Company’s material accounting policies. All amounts are expressed in United States dollars (“US dollars” or “US$”), unless otherwise stated. References to CDN$ are in Canadian dollars. This MD&A includes certain statements that may be deemed “forward-looking statements,” “forward-looking information,” “future-oriented financial information,” and/or “financial outlook.” Readers should refer to the cautionary note in the section titled “Forward-Looking Statements” of this MD&A. Information contained on the Company’s website or in other documents referred to in this MD&A is not incorporated by reference herein and does not form part of this MD&A unless otherwise specifically stated.

Cauchari-Olaroz is a lithium carbonate operation located in Jujuy Province, northwestern Argentina. The Company owns a 44.8% interest in the operation through its equity stake in Exar S.A. (“Exar”), an Argentine entity. Operations related to Cauchari-Olaroz are conducted through equity investees Exar and Exar Capital B.V. (“Exar Capital”), a Netherlands entity that provides project funding. The Company and Ganfeng Lithium Co. Ltd. (“Ganfeng”) collectively own 91.5% of Exar (with the remaining 8.5% held by Jujuy Energía y Minería Sociedad del Estado (“JEMSE”)), and 100% of Exar Capital, under a shareholders’ agreement.

The Company also holds interests in two exploration and evaluation stage projects in adjacent Salta Province: the Pastos Grandes project (“Pastos Grandes”) (85.1% interest, held through Proyecto Pastos Grandes S.A. (“PGCo”) and the Sal de la Puna project (“Sal de la Puna”) (65% interest, held through Sal de la Puna Holdings S.à r.l.). Lithium Argentina and Ganfeng have begun development plans for joint development of Ganfeng’s solely owned Pozuelos-Pastos Grandes project and the jointly owned Pastos Grandes and Sal de la Puna, (collectively, “PPG” or “PPG Project”)). Upon closing a previously announced new joint venture (“New JV”) consolidating the three projects, Ganfeng will hold 67% and Lithium Argentina 33% of PPG, with ownership based on resources, capital contributions and technology inputs.

Additional information relating to the Company, including key risk factors which may impact the Company’s business and financial condition, as well as other information, is contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 (“Form 20-F”), and other filings, which are available on the Company’s website at www.lithium-argentina.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Highlights

Cauchari-Olaroz1

•
Production: Lithium carbonate production totaled approximately 8,300 tonnes in the third quarter of 2025. The operation focused on improving consistency while implementing improvements designed to enhance long-term efficiency to better position the operation in the future.
o
Lithium carbonate production for the nine months ended September 30, 2025, was approximately 24,000 tonnes, keeping the project on track to surpass the low end of the 2025 guidance of 30,000 – 35,000 tonnes.
•
Operating Costs: The cost of sales for the third quarter of 2025 was $57 million, with cash operating costs of $6,285 per tonne2 of lithium carbonate sold.
o
For the nine months ended September 30, 2025, cash operating costs per tonne totaled about $6,3223. Third quarter costs were impacted by the recognition of deferred maintenance cost as part of ongoing optimization programs designed to further reduce costs.
•
Pricing: Revenue for the third quarter of 2025 totaled $58 million, with an average realized price3 of approximately $7,522 per tonne of lithium carbonate sold.
o
At current lithium prices, the realized price for Cauchari-Olaroz is approximately $9,200 per tonne which reflects recovery in market pricing seen since July of this year.

Regional Growth and Cauchari-Olaroz Expansion

•
Regional Growth: The results of a comprehensive Scoping Study for PPG, for up to 150,000 tpa of lithium carbonate equivalent (“LCE”) lithium were disclosed by Lithium Argentina.
o
Highlights from the Scoping Study include.
▪
An after-tax NPV8% of $8.1 billion and an IRR of 33% at $18,000/t price for lithium carbonate.
▪
The consolidated PPG project hosts a 15.1 Mt LCE measured and indicated resource, placing it among the largest undeveloped lithium brine resources.
▪
Operating cash cost4 of $5,027/t estimated, positioning the PPG Project favorably amongst existing low-cost operations.
▪
Initial capital cost for Stage 1 is estimated at $1.1 billion, including contingency.
o
Environmental permit secured from the Government of Salta for Stage 1 of PPG, following a rigorous 14-month review process.
o
Upon closing a previously announced New JV consolidating three projects, Ganfeng will hold 67% and Lithium Argentina 33% of PPG.
o
Ganfeng and Lithium Argentina are jointly exploring financing options, including collaboration with potential customers and strategic partners for offtake and minority ownership interests.
•
Cauchari-Olaroz (Stage 2) Expansion: Cauchari-Olaroz is advancing an expansion plan considering an additional production capacity of 45,000 tpa of LCE (“Stage 2”).
o
Engineering of the 5,000 tpa demonstration plant continues in China with installation in Argentina targeted for 2026.
•
RIGI Investment Regime: Applications for Cauchari Stage 2 and PPG are being prepared under Argentina’s large investments’ incentive regime (“RIGI”) to support potential tax and fiscal benefits.

1 Information in this section is presented on a 100% basis of the Cauchari-Olaroz operation; the Company’s economic interest is 44.8%

2 Cash operating costs includes all expenditures incurred at the site such as brine management, lithium plant processing, site and provincial office overheads and inventory adjustments. These costs also include project general and administrative costs and sales logistics costs. Cash operating cost per tonne is a non-GAAP financial measure or ratio and does not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See “Non-IFRS and Other Financial Measures”.

3 Refer to section titled “Non-IFRS and Other Financial Measures” below.

4 Refer to section titled “Non-IFRS and Other Financial Measures” below.

Financial and Corporate

•
As of September 30, 2025, Lithium Argentina held $64 million in cash and cash equivalents.
•
As of September 30, 2025, Cauchari-Olaroz had $231 million of net debt on a 100% basis.
•
In August 2025, Ganfeng agreed to provide Lithium Argentina with a 6-year, $130 million facility at an interest rate of SOFR plus 2.5% (“Debt Facility”), expected to close early 2026 with completion of the New JV, enhancing liquidity and supporting the refinancing of existing corporate debt.

Health and Safety

The Total Recordable Injury Frequency rate for Cauchari-Olaroz for the twelve months ended September 30, 2025, was 0.76 per 200,000 hours worked (including contractors at site).

The Lost Time Injury Frequency Rate for Cauchari-Olaroz for the twelve months ended September 30, 2025, was 0.08 per 200,000 hours worked (including contractors at site).

The Company remains committed to maintaining a safe, and supportive work environment, with ongoing efforts focused on strengthening safety practices.

Operational Performance

Cauchari-Olaroz

Lithium Carbonate Operations	2025
(100% basis unless otherwise indicated)	Units	3Q	2Q	QoQ	YTD
Lithium Carbonate Production	k tonnes	8.3	8.5	2%	24.0

During the third quarter of 2025, production at Cauchari-Olaroz reached approximately 8,300 tonnes. The operation prioritized stability and reliability of production, focusing on consistent output while implementing improvements designed to enhance long-term efficiency to better position the operation in the future. The production volumes for the first nine months of the year reached approximately 24,000 tonnes, keeping the operation on track to achieve the full-year production guidance of 30,000 to 35,000 tonnes.

The cost of sales for the third quarter of 2025 was $57 million, with cash operating costs of $6,285 per tonne5 of lithium carbonate sold. For the nine months ended September 30, 2025, cash operating costs totaled about $6,322. Q3 costs were consistent with the year-to-date average and slightly higher than the prior quarter due to planned maintenance, recognition of deferred maintenance costs, and higher reagent use from ongoing optimization programs.

PPG Project

Ganfeng and Lithium Argentina have entered into a framework agreement with respect to the New JV6 to develop PPG. The New JV will be modeled on the Cauchari-Olaroz joint venture including proportional ownership and funding, shared governance with clear decision rights, and pro-rata offtake allocation. Under the contemplated structure, Ganfeng will act as the lead technical partner and operator, incorporating its technical expertise for Direct Lithium Extraction (“DLE”) (as defined herein) and downstream processing, while Lithium Argentina will provide its strong upstream and local knowledge and bring expertise to support the permitting, in-country execution, and stakeholder engagement. Definitive agreements are being finalized, subject to customary board and regulatory approvals. Upon closing, the New JV will be structured with Ganfeng holding 67% and Lithium Argentina 33% of PPG, with ownership based on resources, capital contributions and technology inputs.

5 Cash operating costs includes all expenditures incurred at the site such as brine management, lithium plant processing, site and provincial office overheads and inventory adjustments. These costs also include project general and administrative costs and sales logistics costs. Cash operating cost per tonne is a non-GAAP financial measure or ratio and does not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See “Non-IFRS and Other Financial Measures”.

6 For more information, please see press release filed on August 12, 2025.

Results for a Scoping Study (“Scoping Study”) for PPG outline a phased development with initial 50,000 tpa of LCE increasing to 150,000 tpa using a hybrid DLE flowsheet that pre-concentrates brine in ponds, then selectively recovers lithium from concentrated brine before final purification and production of lithium carbonate. The technical approach aims to lower reagent and environmental intensity versus traditional processes and is expected to improve product consistency and quality, while reducing costs at a large production scale.

The Secretariat of Mining and Energy of the Province of Salta, Argentina, issued the Environmental Impact Statement, Declaración de Impacto Ambiental, (“DIA”) for Stage 1 of the PPG Project, closing a 14-month review of the project and the technology.

The PPG Project preserves product-path flexibility, allowing built-in product optionality to tailor the final lithium product to meet offtake specifications and market conditions. Development will be executed stage by stage, leveraging existing on-site infrastructure and sequencing permits, community engagement, and financing ahead of major commitments.

The partners will jointly pursue financing options, including collaboration with potential partners and strategic partners for offtake and minority ownership interests.

Scoping Study Summary7

Key Results
Operating Profile
Annual Production	150,000 tpa
Annual Production – Stage 1	50,000 tpa
Project life	30 years
Economic Parameters[8]
Lithium Carbonate Price	$18,000 / t
NPV8%	$8.1 B
NPV10%	$5.8 B
IRR	32.7%
Payback	7 years
Financial Metrics
Capital Costs	$3.3 B
Capital Costs – Stage 1	$1.1 B
Operating Costs	$5,027 / t
Sustaining Capex	$324 / t

7 All dollar figures are in United States dollars and are on a 100% basis unless otherwise indicated. The Company expects to file a technical report relating to the Scoping Study, prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and Subpart 1300 of Regulation S-K (“SK 1300”), within 45 days.

8 After-tax economic results.

Cauchari-Olaroz Plant
Salar del Rincon
Altiplano 200 Solar Power Plants
Cauchari-Olaroz
Salar de Cauchari
Salar de Pocitos
Cauchari Solar Facility
San Antonio de los Cobres
PPG Project
SdLP
Pastos Grandes
Salar de Pastos Grandes
Pozuelos-Pastos Grandes
Salar de Pozuelos
0
20
kilometers

Property Location — Pozuelos–Pastos Grandes Basins, Salta Province (see map below).

Operating Costs

The operating cost estimates have been reviewed and confirmed by Golder Associates (“Golder”) in accordance with applicable Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and NI 43-101 and SK 1300.

The average operating costs calculated for life of project of 150,000 tpa of LCE are presented in the table below.

Operating Costs – Full Project	($ per tonne)
Category
Reagents	$1,444
Energy	$1,481
Labour	$381
Maintenance	$429
Salts harvesting	$291
G&A	$98
Others	$664
Sub-Total	$4,788
Contingency	$239
Total	$5,027

The average operating costs were calculated for a Stage 1 production of 50,000 tpa of LCE and are presented in the table below.

Operating Costs – Stage 1	($ per tonne)
Category
Reagents	$1,444
Energy	$1,416
Labour	$634
Maintenance	$429
Salts Harvesting	$305
G&A	$154
Others	$707
Sub-Total	$5,089
Contingency	$254
Total	$5,344

RIGI Related Benefits

Argentina’s Régimen de Incentivo para Grandes Inversiones (RIGI) is a government framework designed to attract large-scale investment by providing stable, long-term tax, regulatory and foreign exchange benefits. PPG will seek access to Argentina’s RIGI framework to enhance long-term competitiveness and support ongoing financing efforts. Opting into this regime is subject to securing RIGI eligibility and approvals and is expected to materially improve after-tax cash flow through a series of fiscal incentives, including but not limited to (1) a 25% corporate income tax rate (vs. 35% general regime), (2) export-duty relief (exemption after a qualifying period and minimum investment), and (3) accelerated tax depreciation (e.g. equipment over ~2 years; plant/property at ~1.6x the usual rate). In aggregate, these features are assumed in the base case model and lift post-tax NPV by $0.9 billion, with an IRR improving by 7.6%. The Company’s eligibility for benefits under the RIGI program remains subject to approval.

Capital Costs

The capital cost for life of project at PPG is estimated at $3.3 billion, inclusive of a 16% contingency, based on construction and are based on Argentine costs for labor and materials. This reflects a total capital intensity of approximately $21,900 per tonne of annual LCE production.

Capital Cost – Life of Project	($ millions)
Total Direct Costs (including contingency)
Wellfield, Ponds and Brine Systems	$1,318
Plants Capital Costs	$1,377
Infrastructure/Power/TMA Costs	$430
Sub-Total	$3,125
Total Indirect Costs
Owner Costs	$91
VAT	$85
Total Capital Costs (including contingency)	$3,301

The capital costs for Stage 1 development at PPG is estimated at $1.1 billion, inclusive of a 16% contingency based on construction and are based on Argentine costs for labor and materials. This reflects a total capital intensity of approximately $22,000 per tonne of annual LCE production.

Capital Cost – Stage 1	($ millions)
Total Direct Costs (including contingency)
Wellfield, Ponds and Brine Systems	$337
Plants Capital Costs	$459
Infrastructure/Power/TMA Costs	$248
Sub-Total	$1,045
Total Indirect Costs
Owner Costs	$32
VAT	$47
Total Capital Costs (including contingency)	$1,124

The Scoping Study contemplates a staged development underpinned by both existing site infrastructure and new process facilities. Wellfields, ponds and brine system infrastructure are largely related to the construction of these items. Plants’ capital costs include all the capital for the lithium plant, including: DLE plant, purification plant, utilities and LCE processing facilities.

Infrastructure, Power/Tailing Management Area (“TMA”) and energy costs relate to water supply, transformers, warehouse office buildings, camps, effluent plant, and waste yard infrastructure, power lines, fuel plant and emergency generation and salts disposal costs.

The sustaining capital requirement for the life of project is estimated at an average of approximately $324 per tonne of LCE produced.

PPG Project Valuation Price Sensitivities and Returns

The financial results are derived from inputs based on an annual production schedule included in the Scoping Study. The PPG Scoping Study estimates strong returns with incremental after-tax NPV10% of $5.8 billion and NPV8% of $8.1 billion. A sensitivity analysis of long-term lithium carbonate price on the economic results for the 150,000 tpa of LCE over a 30-year operating period is summarized below.

Key Parameters	Scenario 1	Scenario 2	Scenario 3 (Base Case)	Scenario 4
Lithium Carbonate Price	$12,000/t	$16,000/t	$18,000/t	$20,000/t
After-Tax NPV8%	$3.6B	$6.6B	$8.1B	$9.6B
After-Tax NPV10%	$2.4B	$4.6B	$5.8B	$6.9B
After-Tax IRR	21.1%	29.1%	32.7%	36.1%
Payback (years)	10.0	7.8	7.0	6.7

Mineral Resource

Golder and Atacama Waters were engaged to prepare the Scoping Study, including the mineral resource estimation in brine for the consolidated PPG Project in accordance with the guidelines for lithium brines set forth by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM 2012), NI 43-101 and SK-1300.

Mineral Resource Estimation

The Mineral Resources for PPG as described in the Scoping Study are summarized in the table below. Prior to the consolidation, Lithium Argentina’s proportionate interest in PPG was 35%.

Resource Category	Pozuelos		Pastos Grandes		Subtotal
	Li (mg/L)	LCE (tonnes)	Li (mg/L)	LCE (tonnes)	LCE (tonnes)
Measured	491	5,836,244	451	7,406,000	13,242,244
Indicated	529	1,180,383	78	654,000	1,834,383
Inferred	581	3,920,437	456	2,793,000	6,713,437

Notes:

1)
Lithium carbonate equivalent (“LCE”) is calculated using the Li:LCE factor = 5.322785 multiplied by the mass of Lithium
2)
Mineral Resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted to mineral reserves.
3)
The Mineral Resource Estimate represented as LCE for the Pozuelos Salar has an effective date of December 20, 2024, and it is expressed relative to the delineated resource area.
4)
The Mineral Resource Estimate represented as LCE for the Pastos Grandes Salar has an effective date of August 15, 2024, and it is expressed relative to the delineated resource area.
5)
The qualified person for the Mineral Resource Estimate is James Wang, P.E., Director, Golder, a “qualified person” as defined in National Instrument 43-101, who is independent of the Company. The qualified person is not aware of any known legal, political, environmental or other risks that could materially affect the potential development of the Mineral Resources.
6)
No cut-off values have been applied to the resource estimate.
7)
PPG Project economics are not based on Inferred Mineral Resources.

Next Steps

With the receipt of the environmental permit application, the RIGI application is expected during the first half of 2026. The Company and Ganfeng are exploring financing options including debt offtake and minority equity investments to support funding for Stage 1 of PPG.

Ganfeng and Lithium Argentina continue to advance optimization efforts and integration of the resources into a unified hydrological model. The results of the integration and optimization efforts will support further technical information used to support Stage 1 development.

Non-IFRS Measures

All-in sustaining cost per tonne and operating cash costs per tonne are non-IFRS measures or ratios and do not have a standardized meaning under IFRS and may not be comparable to similar financial measures used by other issuers. The Company believes that this measure provides investors with an improved ability to evaluate the prospects of the Company and the PPG Project. As the PPG Project is not in production, all-in sustaining cost and operating cash cost may not be reconciled to the nearest comparable measures under IFRS and the equivalent historical non-IFRS measure discussed herein is $nil.

Operating Cash Cost	$ per tonne of LCE
Projected Operating Cash Cost – Stage 1	$5,344
Projected Operating Cash Cost	$5,027
Projected AISC[9]	$5,351

Environmental and Social Responsibility

In September 2025, Cauchari-Olaroz held a monitoring session with twelve participants from the communities.

Cauchari-Olaroz initiated the Responsible Minerals Initiative (RMI) Responsible Sourcing Assurance Process (“RMAP”) to ensure its supply chain adheres to the highest ethical and environmental standards. In December 2024, it was officially added to the RMAP active list. Subsequently, in June 2025, the operation successfully completed an on-site audit as part of the RMAP requirements.

9 AISC includes sustaining capex, tailings management and closing costs. Provincial royalties represent an additional $217/t - $463/t at a price range of $12,000/t - $20,000/t.

FINANCIAL INFORMATION OF EXAR

The following is the condensed financial information of Exar on a 100% basis, as amended to reflect the Company’s accounting policies. The Company holds a 44.8% economic interest in Exar and accounts for its interest using the equity method of accounting. Accordingly, the recorded results and financial position of Exar are included in a single line item in the Company’s consolidated statements of comprehensive loss and financial position, respectively.

	Three months ended September 30,		Nine months ended September 30,
Exar Income Statement (in US$ millions)	2025	2024	2025	2024
(100% basis unless otherwise indicated)	$	$	$	$
Sales	58.5	57.0	179.9	130.9
Cost of sales	(57.0)	(48.6)	(174.0)	(111.0)
Gross profit	1.5	8.4	5.9	19.9

Other (loss)/income	(68.2)	78.6	(75.9)	(52.3)
Net (loss)/income	(66.7)	87.0	(70.0)	(32.4)

Other loss of $68.2 million for the three months ended September 30, 2025, primarily reflects a non-cash foreign exchange loss on loans from Exar Capital and PGCo, as well as accrued interest on intercompany loans, partially offset by a deferred tax recovery.

Exar Balance Sheet (in US$ millions)	September 30, 2025	December 31, 2024
(100% basis unless otherwise indicated)	$	$
Current assets:
Cash and cash equivalents	53.6	11.2
Other current assets	314.4	301.2
Total current assets	368.0	312.4
Non-current assets	1,461.3	1,480.0
Current liabilities:
Third-party loans	(235.6)	(161.1)
Loans from Exar Capital	-	(584.5)
Derivative liability on loans from Exar Capital	-	(53.2)
Other current liabilities	(53.7)	(72.8)
Non-current liabilities:
Third-party loans	(49.5)	(49.3)
Loans from Exar Capital	(905.4)	(455.8)
Loans from PGCo	(72.0)	(67.4)
Derivative liability on loans from Exar Capital and PGCo	(49.3)	(47.4)
Other non-current liabilities	(94.0)	(89.0)
Net assets	369.8	211.9

The increase in current assets reflects higher cash and cash equivalents, trade receivables, and prepayments for reagents, partially offset by inventory sold during the period. Cash and cash equivalents included the remaining proceeds from the $120 million debt facilities closed in Q2 2025, as further detailed below.

During the nine months ended September 30, 2025, as part of a restructuring of loans (the “Restructuring”), the Company and Ganfeng amended and restated loan agreements relating to loans advanced to Exar Capital. Concurrently, Exar Capital amended and restated agreements relating to the loans advanced to Minera Exar (collectively, the “Amendments”), revising interest rates to market levels effective for fiscal year 2025 and subsequent periods and extending the maturity dates, with revised maturity dates ranging from 2028 to 2035. These modifications were treated as an extinguishment of the existing loans and the issuance of new loans at market rates of interest. As part of the Restructuring, on August 27, 2025, Exar Capital assigned certain loan receivables from Exar to the Company and Ganfeng in exchange for the cancellation of a portion of the loans outstanding from Exar Capital to the Company and Ganfeng. The total carrying value of the loans assigned was $208.1 million, with the Company’s portion amounting to $101.9 million. In exchange, the Company cancelled loans owed by Exar Capital with carrying value of $99.4 million. The assigned loans receivable from Exar were subsequently settled through a capital contribution by the Company and Ganfeng to Exar. As such, during the nine months ended September 30, 2025, loans from Exar Capital decreased as a result of the capitalization of certain loans to Exar’s equity by the Company and Ganfeng, partially offset by accrued interest.

As of September 30, 2025, Exar held $285.1 million in third-party debt at the official foreign exchange rate (2024 – $210.4 million) and $53.6 million in cash (2024 – $11.2 million), resulting in net debt of $231.5 million (2024 – $199.2 million). The Company’s proportionate share of this net debt is $113.5 million.

Exar’s debt includes $50 million of bonds issued in Argentina in November 2024, bearing 8% annual interest, payable semi-annually. The bonds mature in two tranches in May and November 2027, and the proceeds were used to repay Exar’s short-term debt.

As of September 30, 2025, the remaining $235.1 million of debt is scheduled to mature within the next 12 months. The Company and Ganfeng have negotiated a three-year extension for $100 million of this amount, which has been approved by the regulatory authority and is currently in the process of implementation. Accordingly, together with the bonds, approximately $150 million of third-party debt is being refinanced into long-term debt with a maturity of three years, with the remaining $135.1 million due within the next 12 months. The remaining $135.1 million of debt includes the $120 million in bank debt facilities closed in Q2 2025 and fully drawn in Q3 2025 to refinance maturing short-term loans and for other purposes. These loans were competitively priced at an approximate rate of SOFR plus 2.5%, including fees, reflecting Exar’s ability to access credit on favorable terms. A portion of these debt proceeds remained in Exar’s cash balance at September 30, 2025. The Company continues to work with Ganfeng to pursue additional long-term financing options as lending conditions in Argentina improve, supporting Exar’s longer-term growth plans.

In addition to the Company’s equity interest in Exar, the Company has total outstanding loans of $374.1 million to the Cauchari-Olaroz project as of September 30, 2025, comprising $302.0 million through Exar Capital and $72.1 million to Exar through PGCo. (including accrued interest). Exar Capital, in turn, has an outstanding balance of $905.4 million owed by Exar.

SELECTED FINANCIAL INFORMATION OF THE COMPANY

Liquidity

As of September 30, 2025, the Company had a cash and cash equivalents balance of $64.0 million, receivables of $19.5 million from purchasers of lithium carbonate, and $75.0 million available under its undrawn limited recourse loan facility with Ganfeng (available until the end of 2025), to settle current liabilities of $25.1 million, being payables from purchases of lithium carbonate of $19.5 million and other payables of $5.6 million (excluding equity-settled Convertible Notes).

In August 2025, Ganfeng agreed to provide a $130 million Debt Facility to Lithium Argentina. The Debt Facility is subject to the completion of the New JV and other customary closing conditions. Closing is expected to occur in early 2026.

Quarterly Information

Selected consolidated financial information is as follows:

	2025			2024				2023

(in US$ millions)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$
Total assets (excluding assets held for distribution)	1,078.7	1,141.1	1,130.8	1,131.2	1,121.8	1,046.1	1,046.1	1,055.0
Property, plant and equipment	8.9	9.0	8.8	9.0	9.1	9.6	9.8	9.2
Current assets	84.6	132.1	133.1	117.4	111.8	112.3	98.8	133.6
Current liabilities excluding equity-settleable convertible notes(3)	(25.1)	(31.7)	(27.2)	(31.8)	(23.7)	(22.3)	(14.3)	(14.6)
Total liabilities (excluding liabilities held for distribution)	(251.7)	(252.8)	(242.5)	(240.3)	(228.1)	(222.1)	(226.0)	(226.1)
Expenses - continuing operations	(60.4)	(11.0)	(10.7)	(9.2)	(8.8)	(21.5)	(20.8)	(5.6)
(Loss)/income from continuing operations	(64.5)	(4.1)	(7.2)	(4.8)	(2.4)	2.2	(10.2)	(1.1)
Income from discontinued operations	-	-	-	-	-	-	-	1,263.4
Net (loss)/income	(64.5)	(4.1)	(7.2)	(4.8)	(2.4)	2.2	(10.2)	1,262.3

Notes:

1.
Quarterly amounts added together may not equal to the total reported for the period due to rounding.
2.
The operations of Lithium Americas (NewCo) (as defined below) have been presented in prior periods as a discontinued operation.
3.
Non-IFRS measure. Refer to section “Non-IFRS and Other Financial Measures”

On July 31, 2023, at the annual general and special meeting of the Company, the shareholders approved the separation of the former Lithium Americas Corp. into Lithium Argentina and a new entity, Lithium Americas Corp. (“Lithium Americas (NewCo)”), pursuant to a statutory plan of arrangement (the “Separation”). The Separation was completed on October 3, 2023. As a result of the transaction, the Company transferred its North American business, including, among other assets, the Thacker Pass Project (“Thacker Pass”) and $275.5 million of cash to Lithium Americas (NewCo).

Discussion of Quarterly Trends

•
Q3 2025: Total assets decreased primarily due to the Company’s share of loss from the Cauchari-Olaroz project of $52.5 million, which reduced the carrying amount of the investment in Exar. During the quarter, as part of the Restructuring, certain loans from Exar Capital were assigned and subsequently capitalized into Exar’s equity by the Company and Ganfeng. The capitalization increased the investment balance but also resulted in the recognition of previously unrecognized losses from 2024, leading to a net reduction in total assets. Lower cash balances and reduced receivables from lithium carbonate sales further contributed to the decrease, partially offset by accrued interest on loans to Exar and Exar Capital.

Total liabilities decreased mainly due to the derecognition of the deferred tax liability and lower payables to Exar, partially offset by accrued interest on the Convertible Notes.

•
Q2 2025: Total assets increased due to accrued interest on loans to Exar and Exar Capital and higher receivables from lithium carbonate sales, offset by lower cash. Liabilities rose from interest accruals on Convertible Notes and increased payables to Exar.
•
Q1 2025: Total assets declined mainly due to operating cash outflows, partially offset by interest receivables and increased trade receivables. Liabilities rose from Convertible Notes interest, partly offset by lower payables.

•
Q4 2024: Growth in total assets was driven by accrued interest on loans to Exar Capital and higher lithium receivables, offset by reduced cash balances. Liabilities increased due to higher Convertible Notes interest and Exar payables.
•
Q3 2024: PGCo, previously wholly owned, issued 14.9% of its shares to Ganfeng for $70.0 million. PGCo loaned $65.0 million to Exar, funded from this transaction. Liabilities increased primarily due to Convertible Notes interest and Exar payables.
•
Q2 2024: Total assets were flat. Liabilities decreased by $3.9 million, driven by a $10.7 million reduction in deferred tax liabilities due to inflation adjustments on the Pastos Grandes tax base, partially offset by higher payables to Exar.
•
Q1 2024: Decrease in assets was driven by cash used in operations and a reduction in investment in Cauchari-Olaroz based on the Company’s share of results. This was offset by increased loans to Exar Capital. Liabilities were generally stable.
•
Q4 2023: Total assets declined due to the completion of the Separation. Net income included a $1.27 billion gain on distribution of assets to shareholders. The fair value of the assets distributed was $1.68 billion, based on the October 4, 2023, trading price of Lithium Americas (NewCo).

Results of Operations

Nine months ended September 30, 2025, versus Nine months ended September 30, 2024

Financial results	Nine Months Ended September 30,		Change
(in US$ million)	2025	2024
	$	$	$
EXPENSES
Exploration and evaluation expenditures	(5.3)	(7.6)	2.3
General and administrative	(11.4)	(10.6)	(0.8)
Equity compensation	(11.8)	(5.1)	(6.7)
Share of loss of Cauchari-Olaroz Project	(53.4)	(27.8)	(25.6)
Share of loss of Sal de la Puna Project	(0.1)	(0.1)	-
	(82.0)	(51.2)	(30.8)

Transaction costs	(3.2)	(2.1)	(1.1)
Gain on financial instruments measured at fair value	0.1	11.1	(11.0)
Finance and other costs	(22.1)	(18.6)	(3.5)
Foreign exchange (loss)/gain	(0.3)	1.8	(2.1)
Loss from JEMSE receivable	(9.3)	-	(9.3)
Finance and other income	41.1	37.9	3.2
	6.3	30.1	(23.8)

LOSS BEFORE TAXES	(75.7)	(21.1)	(54.6)

Deferred tax recovery	-	10.7	(10.7)

NET LOSS	(75.7)	(10.4)	(65.3)

The Company reported a net loss (attributable to equity holders of Lithium Argentina) of $75.7 million for the nine months ended September 30, 2025, compared to a net loss of $10.4 million for the same period in 2024. The higher loss was primarily driven by:

•
a significantly higher share of loss from Cauchari-Olaroz ($53.4 million in 2025 vs. $27.8 million in 2024). The current period’s share of losses from the Cauchari-Olaroz project of $53.4 million comprises current year recognized losses of $27.3 million and previously unrecognized losses of $26.1 million from 2024, which were recognized following the capitalization of loans as part of the investment in Minera Exar.
•
a lower gain on financial instruments measured at fair value ($0.1 million in 2025 vs. $11.1 million in 2024), primarily reflecting lower fair value movement of the Convertible Notes derivative liability during the period, as the impact of the decrease in the risk-free rate and passage of time was largely offset by the increase in the Company’s share price;
•
a deferred tax recovery of $10.7 million in comparative period versus no deferred tax impact for the nine months ended September 30, 2025 ;
•
higher non-cash equity compensation expense of $11.8 million (2024 – $5.1 million), due to the timing and value of equity awards granted;
•
a loss from the JEMSE receivable of $9.3 million (2024 - $nil). This total loss consists of $3.4 million related to the previous JEMSE receivable, arising from an adjustment to its carrying value based on revised cash flow estimates prior to the 2025 debt restructuring and $5.9 million related to an additional JEMSE receivable recognized as part of the 2025 debt restructuring transaction. The Company recorded this additional receivable at a fair value of $2.8 million and reduced its investment by $8.7 million, resulting in the $5.9 million loss;
•
a foreign exchange loss of $0.3 million (2024 – gain of $1.8 million); and
•
increased general and administrative expenses, finance costs, and transaction-related expenditures.

These were partially offset by:

•
higher finance income of $41.1 million (2024 – $37.9 million), primarily from interest on loans to Exar and Exar Capital; and
•
reduced exploration and evaluation expenditures of $5.3 million (2024 – $7.6 million), due to lower project activity and Company-wide cost control.

Purchases and sales of lithium carbonate

During the nine months ended September 30, 2025, the Company purchased its share of Exar’s lithium carbonate shipped during the period, with Ganfeng purchasing the remaining product shipped. The Company sold the purchased lithium carbonate to Ganfeng and BCP Innovation PTE. LTD (“Bangchak”), a wholly-owned subsidiary of Bangchak Corporation Public Company Ltd. and acted in the capacity of agent in such sales transactions, as the Company’s acquisition of title to lithium carbonate was simultaneous with its sale to Ganfeng and Bangchak. As a result, the Company was not directly exposed to inventory or price risk related to the lithium carbonate.

Since there was no net commission earned by the Company, there was no impact on the Company’s statement of comprehensive loss for the nine months ended September 30, 2025.

As at September 30, 2025, the Company had a payable of $19.5 million to Exar for lithium carbonate purchases and receivables totaling $19.5 million from Ganfeng for sales of lithium carbonate, as disclosed on the statement of financial position.

Expenses

▪
Exploration and evaluation expenditures: $5.3 million (2024 – $7.6 million), primarily related to Pastos Grandes, reflecting lower activity and cost reduction efforts.

▪
Equity compensation: $11.8 million (2024 – $5.1 million), a non-cash expense related to RSUs, PSUs, and stock options. The increase compared to the prior year reflects the higher number and fair value of awards granted during the current period.
▪
General and administrative expenses: $11.4 million (2024 – $10.6 million), including:
•
Salaries and benefits: $5.7 million (2024 – $4.1 million).
•
Professional fees: $2.4 million (2024 – $2.8 million).
•
Office and administrative expenses: $2.2 million (2024 – $2.1 million).

Other Items

▪
Gain on financial instruments: $0.1 million (2024 – $11.1 million), from fair value remeasurement of the Convertible Notes derivative liability. The fair value of the derivative as at September 30, 2025, was estimated using a partial differential equation method with Monte Carlo simulation, with the following inputs: volatility of 68.0%, share price of $3.34, a risk-free rate of 3.66%, an expected dividend of 0%, and a credit spread of 7.50%. The gain primarily reflected the passage of time and a decrease in the risk-free rate from 4.25% to 3.66%, partially offset by the increase in the Company’s share price from $2.62 as at December 31, 2024, to $3.34 as at September 30, 2025.
▪
Finance and other income: $41.1 million (2024 – $37.9 million), including:
•
Interest from Exar Capital: $33.6 million.
•
Interest from PGCo loans to Exar: $4.7 million.
•
Interest on cash and deposits: $2.3 million (2024 – $3.2 million), with the decrease primarily due to lower cash balances and interest rates during the period.
▪
Finance and other costs: $22.1 million (2024 – $18.6 million), mainly representing interest on Convertible Notes.
▪
Transaction costs: $3.2 million (2024 – $2.1 million), mainly related to the Continuation.

Three months ended September 30, 2025 (“Q3 2025”), versus Three months ended September 30, 2024 (“Q3 2024”)

Financial results	Three Months Ended September 30,		Change
(in US$ million)	2025	2024
	$	$	$
EXPENSES
Exploration and evaluation expenditures	(1.3)	(1.8)	0.5
General and administrative	(3.4)	(3.5)	0.1
Equity compensation	(3.2)	(2.5)	(0.7)
Share of loss of Cauchari-Olaroz Project	(52.5)	(1.3)	(51.2)
Share of (loss)/income of Sal de la Puna Project	-	0.3	(0.3)
	(60.4)	(8.8)	(51.7)
OTHER ITEMS
Transaction costs	(0.9)	(0.8)	(0.1)
(Loss)/gain on financial instruments measured at fair value	(0.4)	0.2	(0.6)
Finance and other costs	(8.1)	(6.4)	(1.7)
Foreign exchange (loss)/gain	(0.1)	0.2	(0.3)
Loss from JEMSE receivable	(9.3)	-	(9.3)
Finance and other income	12.9	13.2	(0.3)
	(5.9)	6.4	(12.3)

LOSS BEFORE TAXES	(66.3)	(2.4)	(63.9)

Deferred tax recovery	1.8	-	1.8

NET LOSS	(64.5)	(2.4)	(62.1)

The Company reported a net loss (attributable to equity holders of Lithium Argentina) of $64.5 million for Q3 2025, compared to a net loss of $2.4 million for Q3 2024. The higher loss in Q3 2025 was primarily attributable to:

•
a significantly higher share of loss from Cauchari-Olaroz ($52.5 million in Q3 2025 vs. $1.3 million in Q3 2024). In Q3 2025, the Company capitalized certain loans to Exar’s equity, increasing its investment in Exar. As a result of this capitalization, the Company’s investment balance became positive, leading to the recognition of previously unrecognized losses of $26.1 million, in addition to the Company’s share of current period losses of $26.4 million;
•
a loss from the JEMSE receivable of $9.3 million (2024 – $nil), which reflects an adjustment of $3.4 million related to the previously recognized JEMSE receivable, and an adjustment of $5.9 million related to an additional JEMSE receivable arising from the 2025 debt restructuring;
•
higher equity compensation expense, totaling $3.2 million in Q3 2025 (2024 – $2.5 million), primarily due to the timing and fair value of equity awards granted during the period;
•
higher finance and other costs, mainly from interest accrued on the Convertible Note; and
•
lower finance and other income of $12.9 million (2024 – $13.2 million), primarily from interest on loans advanced to Exar and Exar Capital and lower interest earned on cash balances.

These impacts were partially offset by:

•
deferred tax recovery of $ 1.8 million in Q3 2025. In Q3 2025, the Company reassessed its deferred tax position and concluded that the temporary differences recognized upon Continuation were no longer applicable under current tax circumstances. As a result, the previously recognized deferred tax liability of $1.8 million was derecognized, generating a deferred tax recovery of $1.8 million for the quarter.
•
reduced exploration and evaluation expenditures, consistent with decreased project activity during Q3 2025; and

•
slightly lower general and administrative expenses compared to Q3 2024.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights	Nine months Ended September 30,
(in US$ million)	2025	2024
	$	$
Net cash used in operating activities	(27.4)	(17.0)
Net cash provided/(used) in investing activities	6.4	(83.6)
Net cash (used)/provided by financing activities	(0.2)	68.8
Effect of foreign exchange on cash	(0.3)	1.8
Change in cash and cash equivalents	(21.5)	(30.0)
Cash and cash equivalents - beginning of the period	85.5	122.3
Cash and cash equivalents - end of the period	64.0	92.3

As at September 30, 2025, the Company had cash and cash equivalents of $64.0 million and an undrawn $75 million available under the limited recourse loan facility with Ganfeng.

The Company expects that its existing cash balance, proceeds from operations, and other sources of financing will provide sufficient resources to fund the planned expenditures at Pastos Grandes, Sal de la Puna, its share of Cauchari-Olaroz planned expenditures, as well as general and administrative costs and other obligations.

The timing and amount of expenditures for Pastos Grandes are within the Company’s control due to its controlling interests in the project. However, pursuant to the agreements governing Cauchari-Olaroz and Sal de la Puna, decisions regarding capital budgets for these projects require agreement between Lithium Argentina and the projects’ co-owner, Ganfeng.

The Company continues to support the operation of Cauchari-Olaroz and the development of its other projects. The Company’s capital resources are driven by the status of its assets, the operation at Cauchari-Olaroz, and its ability to secure investor support for its initiative.

In the long-term, the Company expects to meet its obligations and fund the development of its projects through the financing plans described above. However, given the conditions associated with such financing, there can be no assurance that the Company will successfully complete all of its contemplated financing plans. Except as disclosed, the Company is not aware of any trends, demands, commitments, events, or uncertainties that are likely to materially affect its liquidity and capital resources, either positively or negatively, in the near or foreseeable future. The Company does not engage in currency hedging to mitigate any risks related to currency fluctuations.

Operating Activities

Cash used in operating activities for the nine months ended September 30, 2025, was $27.4 million (2024 – $17.0 million). The significant components of operating activities are discussed in the “Results of Operations” section above.

Investing Activities

Cash provided by investing activities for the nine months ended September 30, 2025, was $6.4 million (2024 – $83.6 million cash used in investing activities).

During the nine months ended September 30, 2025, the Company received a partial repayment of its outstanding loan to Exar Capital totaling $3.9 million. Additionally, the Company received $3.0 million from the sale of Cauchari East mineral rights to the Cauchari-Olaroz project, which was partially offset by a $0.3 million contribution to its investment in Sal de la Puna and $0.2 million in capital expenditures, including additions to exploration and evaluation assets.

Financing Activities

Equity-settleable Convertible Notes

On December 6, 2021, the Company closed an offering (the “Offering”) of $225 million aggregate principal amount of 1.75% convertible senior notes due in 2027 (the “Convertible Notes,” “Equity-settleable Convertible Notes,” or “Notes”). On December 9, 2021, the initial purchasers under the Offering exercised, in full, their option to purchase up to an additional $33.75 million aggregate principal amount of the Convertible Notes, increasing the total Offering size to $258.75 million.

Pursuant to the indenture governing the terms of the Convertible Notes, as amended by a first supplemental indenture to reflect the name change of the Company in connection with the Separation and a second supplemental indenture to reflect the effects of the Continuation (the “Indenture”), the holders of the Convertible Notes, at their election, were permitted to surrender the Convertible Notes for conversion (i) into shares of the Company during the approximate 30-trading day period prior to the closing of the Continuation and (ii) into shares of the Company during the period from and after the closing of the Continuation until approximately the 35th trading day after the closing of the Continuation. The Conversion Rate (as defined in the Indenture) for the Convertible Notes was initially 21.2307 shares per $1,000 principal amount of the Convertible Notes. Pursuant to the terms and conditions of the Indenture, the Conversion Rate for the Convertible Notes was adjusted on October 17, 2023, to 52.6019 shares of the Company per $1,000 principal amount of the Convertible Notes based on the trading prices of the Company’s shares over the preceding 10-trading day period due to the Separation transaction. The Conversion Rate for the Convertible Notes was not adjusted as a result of the Continuation. None of the Convertible Notes were surrendered for conversion during the permitted conversion period in connection with the Continuation.

The Convertible Notes are convertible at the option of the holders upon satisfaction of certain conditions that are beyond the control of the Company. If such conditions are satisfied, the Convertible Notes would be convertible at the option of the holders and upon conversion, the Notes may be settled, at the Company’s election, in common shares of the Company, cash or a combination thereof. As a result, the Company does not have the right to defer settlement of the Convertible Notes for more than 12 months after the end of the reporting periods.

Loan Facility

As at September 30, 2025, the limited recourse loan facility with Ganfeng remains undrawn with $75 million available under the facility until the end of 2025.

CURRENT SHARE DATA

Issued and outstanding securities of the Company as at the date of this MD&A are as follows:

Shares issued and outstanding	162.3 million
Restricted Share Units (RSUs)	7.4 million
Deferred Share Units (DSUs)	1.0 million
Stock Options	2.7 million
Performance Share Units (PSUs)	0.2 million
Shares, fully diluted	173.6 million

In February 2023, General Motors Holdings LLC (“GM”) acquired approximately 15,000,000 shares of the Company. In connection with that transaction, GM agreed to a ‘lock-up’ restricting the transfer of those shares pursuant to the terms of an investor rights agreement with the Company. The principal lock-up expired in October 2024 (with certain specified transfer limitations remaining in place), and GM is no longer contractually restricted from selling its shares of the Company through the facilities of a stock exchange.

RELATED PARTY TRANSACTIONS

Any transactions between the Company with Exar, Exar Capital, and Sal de la Puna are considered related party transactions (refer Note 5, 6, 7 and 8 of the Q3 2025 financial statements).

Exar, the Company’s equity accounted investee, entered into the following transactions with companies controlled by the family of its director, who is also a director of Lithium Argentina:

•
Option agreement with Grupo Minero Los Boros S.A. on March 28, 2016, for the transfer of title to certain mining properties that form part of Cauchari-Olaroz.
•
Expenditures under a construction services contract for Cauchari-Olaroz with Magna Construcciones S.R.L. (“Magna”) were $0.05 million for the nine months ended September 30, 2025 (on a 100% basis).
•
Service agreement with a consortium 49% owned by Magna, entered into in Q1 2022, for the servicing of the evaporation ponds at Cauchari-Olaroz over a five-year term, with total consideration of $68 million (excluding VAT). During the nine months ended September 30, 2025, Exar spent $16.1 million (excluding VAT) on the servicing of the evaporation ponds at Cauchari-Olaroz.
•
During the nine months ended September 30, 2025, Exar Capital facilitated the purchase of certain materials and supplies on behalf of Exar amounting to $14.1 million (2024 – $12.6 million). These transactions are settled by Exar upon delivery of the goods and receipt of supplier documentation.

As of September 30, 2025, Exar’s outstanding third-party debt amounted to $285.1 million (2024 – $210.4 million), while its cash balance was $53.6 million (2024 – $11.2 million), resulting in a total net debt of $231.5 million (2024 – $199.2 million). The total debt includes the following:

•
Approximately $220 million in loans from major international banks, secured by guarantees and standby letters of credit arranged by Ganfeng, which are due within twelve months from September 30, 2025. The Company has provided a guarantee to Ganfeng for its 49% share, amounting to $107.8 million, in respect of these loans. The Company and Ganfeng have negotiated a three-year extension of the maturity of $100 million of these loans, which has been approved by the regulatory authority and is in the process of implementation.
•
$10 million in loans secured by local bank guarantees arranged by Exar, due in 2025.
•
Approximately $50 million in unsecured bonds issued by Exar in November 2024, carrying a contractual interest rate of 8% with semi-annual interest payments. The bonds’ principal will mature in two tranches: the first tranche of $25 million is due in 30 months, on May 11, 2027, while the second tranche of $25 million will mature in 36 months, on November 11, 2027.

As of September 30, 2025, $235.1 million is scheduled to mature within the next 12 months. The Company and Ganfeng have negotiated a three-year extension for $100 million of this amount, which has been approved by the regulatory authority and is in the process of implementation. As such, together with the bonds, approximately $150 million of the third-party debt is being refinanced into long-term debt with maturity of three years, with the remaining $135.1 million due within the next 12 months. The remaining $135.1 million of debt includes the $120 million in bank debt facilities closed in Q2 2025 and fully drawn in Q3 2025 to refinance maturing short-term loans and for other corporate purposes. These loans were competitively priced at an approximate rate of SOFR plus 2.5%, including fees, reflecting Exar’s ability to access credit on favorable terms. A portion of these debt proceeds remained in Exar’s cash balance at September 30, 2025. The Company continues to work with Ganfeng to pursue additional long-term financing options as lending conditions in Argentina improve, supporting Exar’s longer-term growth plans.

Compensation of Key Management

The Company’s key management consists of the executive management team, who supervise day-to-day operations, and independent directors on the Company’s Board of Directors, who oversee management.

Their compensation was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	$	$	$	$
Equity compensation	3.2	2.9	11.3	6.1
Salaries, bonuses, benefits and directors' fees included in general & administrative expenses	0.9	0.7	2.6	1.7
Salaries, bonuses and benefits included in exploration expenditures	0.1	0.1	0.2	0.2
Salaries and benefits capitalized to Investment in Cauchari-Olaroz project	-	0.1	-	0.4
	4.2	3.8	14.1	8.4

Amounts due to directors at September 30, 2025, include $0.1 million owed to the independent directors of the Company for 2025 directors’ fees, which were paid subsequent to Q3 2025.

	September 30, 2025	December 31, 2024
	$	$
Total due to directors	0.1	0.1

As of January 23, 2025, the Company entered into new employment contracts with certain members of the executive management team. These contracts were implemented to ensure compliance with Swiss law and include amendments to provisions related to termination and termination upon a change of control. In consideration for entering into these new employment agreements, the affected executive management team members were granted RSUs, with a total aggregate grant date fair value of $3.9 million for all impacted individuals.

Offtake Arrangements

Each of the Company and Ganfeng are entitled to a share of offtake from production at Cauchari-Olaroz. The Company will be entitled to 49% of the offtake, which would amount to approximately 19,600 tpa of lithium carbonate, assuming full capacity is achieved. The Company has entered into offtake agreements with both Ganfeng and Bangchak to sell a fixed amount of offtake production at market-based prices, with Ganfeng entitled to 80% of the first 12,250 tpa of lithium carbonate (9,800 tpa assuming full production capacity) and Bangchak entitled to up to 6,000 tpa of lithium carbonate (assuming full production capacity). The balance of the Company’s offtake entitlement, amounting to up to approximately 3,800 tpa of lithium carbonate, remains uncommitted, except for limited residual rights available to Bangchak if production does not meet full capacity

CONTRACTUAL OBLIGATIONS

As at September 30, 2025, the Company had the following contractual obligations on an undiscounted basis:

	Years ending December 31,
	2025	2026	2027 and later	Total
	$	$	$	$
Convertible Notes	-	4.5	261.0	265.5
Accounts payable and accrued liabilities	24.0	-	-	24.0
Obligations under office leases¹	0.1	0.3	0.5	0.9
Total	24.1	4.8	261.5	290.4

¹Include principal and interest/finance charges.

The Convertible Notes are classified as current liabilities as at September 30, 2025, since the Notes are convertible at the option of the holders upon satisfaction of certain conditions that are beyond the control of the Company. If such conditions are satisfied, the Notes would be convertible at the option of the holders and upon conversion, the Notes may be settled, at the Company’s election, in shares, cash, or a combination thereof. The table above summarizes the contractual maturities as of September 30, 2025, with respect to the Convertible Notes, assuming that such conditions will not be satisfied before the due date.

The Company’s commitments related to royalties and other payments are disclosed in Note 11 of the Q3 2025 financial statements filed on SEDAR+ and EDGAR, most of which will be incurred in the future if the Company continues to hold the subject property, proceeds with construction, or begins production.

NON-IFRS AND OTHER FINANCIAL MEASURES

Cash Operating Costs and Total Cash Costs per Tonne

Lithium Argentina reports “Cash Operating Costs per tonne” and “Total Cash Costs per tonne” as key non-GAAP financial measures or ratios. These non-GAAP financial measures or ratios do not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. The most directly comparable IFRS measure is Cost of Sales. These metrics provide investors with insight into the Company’s cost structure by excluding non-cash and non-operating items, thereby enabling better comparability of operating performance.

Cash Operating Cost (C1) includes all expenditures incurred at the site, such as brine management, lithium plant processing, site and provincial office overheads, and inventory adjustments. These costs also include project general and administrative costs and sales logistics costs. Total Cash Costs (C2) include all C1 costs, along with selling costs, export duties (net of refunds) and provincial royalties. Tonnes are reported on a tonnes sold basis at FOB Buenos Aires port. Exar covers the cost of transporting lithium carbonate to the port, while the delivery cost to the buyer's factory in China, along with processing and other costs are subtracted from the sales price.

RECONCILIATION TO NON-GAAP MEASURES					YTD
(Exar on a 100% basis)		Q1 2025	Q2 2025	Q3 2025	September 30, 2025
In USD millions (unless stated otherwise)
Cost of sales	M$	54	63	57	174
(-) Depreciation and inventory net realizable value adjustments	M$	(12)	(15)	(13)	(40)
(+) General & administration and sales logistics	M$	5	4	4	15
C1: Cash Operating Costs	M$	47	53	49	149
(+) Selling costs, duties and royalties	M$	2	2	2	6
C2: Total Cash Costs	M$	49	55	51	155
Li2CO3 Shipments (dry base)	tns	7,146	8,635	7,775	23,556
C1 Total Cash Operating Costs per tonne	M$/tn	6,634	6,098	6,285	6,322
C2 Total Cash Costs per tonne	M$/tn	6,875	6,366	6,514	6,569

Notes:

1.
Quarterly amounts added together may not equal to the total reported for the period due to rounding.

Average realized lithium price

Lithium Argentina reports “average realized lithium price” as a key non-GAAP financial measure. This non-GAAP financial measure does not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Average realized lithium price per tonne is defined as lithium revenue divided by total lithium tonnes sold.

Current liabilities excluding equity-settleable Convertible Notes

Lithium Argentina reports “current liabilities excluding equity-settleable Convertible Notes” as a key non-GAAP financial measure. This non-GAAP financial measure does not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Current liabilities excluding equity-settleable Convertible Notes are defined as total current liabilities less the equity-settleable Convertible Notes that the Company may settle in equity.

RECONCILIATION TO NON-GAAP MEASURES	2025		2024				2023
In USD millions (unless stated otherwise)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$
Current liabilities	250.6	250.8	240.7	240.2	228.2	221.8	214.8	215.0
(-) Equity-settleable Convertible Notes	(225.5)	(219.1)	(213.5)	(208.4)	(204.5)	(199.5)	(200.5)	(200.4)
Current liabilities excluding equity-settleable Convertible Notes	25.1	31.7	27.2	31.8	23.7	22.3	14.3	14.6

Management believes this metric provides a useful indication of the Company’s cash-based obligations, as the Convertible Notes may be settled in shares at the Company’s discretion and therefore do not necessarily represent an imminent cash outflow. Current liabilities excluding equity-settleable Convertible Notes are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute measure of performance prepared in accordance with IFRS.

FINANCIAL INSTRUMENTS

Measurement

Financial instruments recorded at fair value on the consolidated statements of financial position of Q3 2025 financial statements and presented in fair value disclosures are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 – Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs are available. A financial instrument is classified at the lowest level of the hierarchy for which a significant input has been used in measuring fair value. The Convertible Notes derivatives are classified at level 2 of the fair value hierarchy and are measured at fair value on a recurring basis. Cash and cash equivalents, receivables and payable associated with lithium carbonate sales and purchases, other receivables/payables, and the debt host of the Convertible Notes are measured at amortized cost on the statement of financial position. As at September 30, 2025, the fair value of financial instruments measured at amortized cost approximates their carrying value.

Risk

The Company manages risks to minimize potential losses. Its primary objective is to ensure that risks are properly identified and monitored, and that its capital base is adequate relative to those risks. The principal risks affecting the Company’s financial instruments are described below.

Credit Risk

Credit risk refers to the potential for loss due to a counterparty’s inability to meet its financial obligations. The Company is exposed to credit risk through its cash, cash equivalents, receivables, and loans to Exar Capital and Exar. To limit its exposure, the Company places its cash and cash equivalents with reputable financial institutions and regularly monitors their creditworthiness. While a significant portion of the Company’s cash is currently held with a single financial institution, the Company plans to diversify its holdings to reduce concentration risk.

The Company actively monitors credit exposure to Minera Exar and Exar Capital, which are related parties involved in the Cauchari-Olaroz Project. Management reviews their financial position regularly and, given the strategic nature of these relationships and the support from project partners, ensures that credit risk on these balances is maintained at acceptable levels.

As at September 30, 2025, the Company performed an expected credit loss assessment on the loans to Exar Capital and Exar, considering the anticipated future performance of the Cauchari-Olaroz project and its associated cash flows. The assessment did not indicate any significant credit risk or factors that would lead to default. Similarly, the Company assessed the credit risk for its receivables, which did not identify any significant credit risk or factors that would result in default, as the majority of these receivables were settled after September 30, 2025.

Liquidity Risk

Liquidity risk is the risk that the Company may not be able to meet its financial obligations as they come due. The Company manages liquidity by assessing both current and projected liquidity requirements under normal and stressed conditions. This ensures it maintains adequate reserves of cash and cash equivalents to meet its short- and long-term obligations. The Company prepares annual budgets, which are regularly monitored and updated as necessary.

Market Risk

Market risk encompasses various risks, including those related to market prices, share price fluctuations, and currency movements, which can affect the fair values of financial assets and liabilities. The Company is exposed to foreign currency risk, as described below.

Foreign Currency Risk

The Company’s operations in foreign countries are subject to currency fluctuations, which may affect its financial results. The Company and its subsidiaries and associates have a US dollar functional currency, and it incurs expenditures in Canadian dollars (“CDN$”), Argentine Pesos (“ARS$”), Swiss francs (“CHF”) and US$, with the majority of the expenditures being incurred in US$ by the Company’s subsidiaries and investees. As at September 30, 2025, the Company did not hold significant amounts of cash and cash equivalents denominated in CDN$, ARS$, and CHF.

Estimation Uncertainty and Accounting policy judgments

Please refer to the Company’s annual MD&A for the year ended December 31, 2024, for Estimation Uncertainty and Accounting Policy Judgments disclosure. The nature and amount of significant estimates and judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty as well as accounting policies applied during the nine months ended September 30, 2025, were substantially the same as those that management applied to the consolidated financial statements as at and for the year ended December 31, 2024.

NEW IFRS PRONOUNCEMENTS

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the International Accounting Standards Board (“IASB”) issued IFRS 18, Presentation and Disclosure in Financial Statements which will replace IAS 1, Presentation of Financial Statements. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes.

In addition, there are consequential amendments to other accounting standards; some requirements previously included in IAS 1 have been moved to IAS 8 and limited amendments have been made to IAS 7 and IAS 34. IFRS 18 is effective for the reporting period beginning on or after January 1, 2027, with early application permitted. Retrospective application is required in both annual and interim financial statements. The Company is currently assessing the impact of this standard on its financial statements and has not yet applied it.

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financials Instruments

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financials Instruments. These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial

Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. These amendments require additional disclosures for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026. Early adoption is permitted, with an option to early adopt the amendments for contingent features only. The Company is currently assessing the impact of these amendments on its financial statements and has not yet applied it.

TECHNICAL INFORMATION AND QUALIFIED PERSON

The Scoping Study was prepared by James Wang of Golder, a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Minerals Projects and Subpart 1300 of Regulation S-K by virtue of his experience, education, and professional association, and his independence from the Company, and has reviewed and approved of scientific and technical information relating to the Scoping Study in this MD&A.

The scientific and technical information in this MD&A in respect of Cauchari-Olaroz has been reviewed and approved by David Burga, P.Geo., a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects and Subpart 1300 of Regulation S-K by virtue of his experience, education, and professional association, and his independence from the Company.

The scientific and technical information in this MD&A in respect of PPG has been reviewed and approved by the independent qualified persons (“QPs”) listed below, each of whom is a “qualified person” as defined in NI 43-101.

•
James Wang, P.E., Director, Golder.
•
Frederik Reidel, Managing Director, Atacama Water SpA.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding required disclosure. Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the SEC and the Canadian Securities Administrators, as at September 30, 2025. Based on this evaluation, the CEO and CFO have concluded that our disclosure controls and procedures were effective as at September 30, 2025.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in our internal controls over financial reporting during the nine months ended September 30, 2025, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management, including the CEO and CFO, has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, the Company’s management, including the CEO and CFO, has concluded that as at September 30, 2025, the Company’s internal control over financial reporting was effective.

The effectiveness of our internal controls over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, which has expressed its opinion in its report included with our annual consolidated financial statements for the financial year ended December 31, 2024.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Forward-looking information generally can be identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “propose,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: goals of the Company; development of Cauchari-Olaroz, including timing, progress, approach, continuity or change in plans, anticipated production and results thereof, such as expectations that Cauchari-Olaroz remains on track to meet the annual production guidance for 2025, anticipated expansion plans for additional production and improved quality, and expectations relating to the processes and technologies utilized for Stage 2; Stage 2 plans and targeted production capacity; optimization and expansion plans including timing of a feasibility study, planned use of DLE technologies and construction of demonstration plant and the benefits thereof; expected cash operating costs for Cauchari-Olaroz including targeted cost reductions for Cauchari-Olaroz; expectations with respect to generating positive cash flow and the timing thereof; expectations regarding the completion of the construction of the demonstration plant in China and the undertaking of next steps relating to the confirmation of new processing technology at a commercial scale upon its completion as well as the expected timing for the installation of the demonstration plant in Argentina; the updated technical report for Cauchari-Olaroz and the expected timing thereof; the preparation of the RIGI application for Stage 2; the formation of the New JV; the regional development plan of the Company and Ganfeng with respect to PPG, including expectations regarding its advancement and benefits, the targeted production capacity, and the potential production of lithium chloride; the expected economics of PPG, including its NPV, IRR and capital costs; the filing of the technical report for the Scoping Study in respect of PPG; the results of the Scoping Study, including, without limitation, expected mine life, production, capital and operating costs, IRR, NPV and other economic and operating parameters of PPG; financing of the New JV and development of PPG; planned expenditures to be made by the Company on its properties; financial and operating guidance; liquidity outlook; debt repayment and financing strategies and plans, the restructuring of certain loans in respect of the Cauchari-Olaroz project to better align maturities with project cash flows; expectations regarding the Company’s cash balance, proceeds from operations and other sources of financing, as well as the sufficiency of such resources to fund the Company’s planned expenditures at its projects, costs and other obligations; the Company’s expectations with respect to meeting its funding obligations through its financing plans; and the Company’s plans to diversify its cash holdings with additional financial institutions to reduce concentration risk in connection with credit risk.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information contained in this MD&A is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above, the Company has made assumptions regarding, among other things:

•
current technological trends;
•
a cordial business relationship between the Company and third party strategic and contractual partners, including the co-owners of the Company’s projects;
•
ability of the Company to fund, advance and develop Cauchari-Olaroz and its other projects, and expected production and the timing thereof at Cauchari-Olaroz;
•
ability of the Company to fund, advance and develop PPG;
•
the successful operation of Cauchari-Olaroz under its co-ownership structure;
•
ability of the Company to produce battery quality lithium products;
•
the Company’s ability to operate in a safe and effective manner;
•
uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Argentina;
•
demand for lithium, including that such demand is supported by growth in the electric vehicle market;
•
the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry;
•
general economic, geopolitical, and political conditions;
•
the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;
•
regulatory, and political matters that may influence or be influenced by future events or conditions;
•
local and global political and economic conditions;
•
governmental and regulatory requirements and actions by governmental authorities, including changes in government policies;
•
stability and inflation of the Argentine Peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations;
•
the impact of unknown financial contingencies, including litigation costs, on the Company’s operations;
•
gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities;
•
estimates of and unpredictable changes to the market prices for lithium products;
•
development and ramp up costs for the Cauchari-Olaroz operation, and costs for any additional exploration work at the operation;

•
uncertainties inherent to estimates of Mineral Resources and Mineral Reserves, including whether Mineral Resources not included in Mineral Reserves will be further developed into Mineral Reserves;
•
reliability of technical data;
•
anticipated timing and results of exploration, development and construction activities;
•
discretion in the use of proceeds of certain financing activities; the Company’s ability to obtain additional financing on satisfactory terms or at all;
•
the ability to develop and achieve production at any of the Company’s mineral exploration and development properties;
•
the impacts of pandemics and geopolitical issues on the Company’s business;
•
the impact of inflation and other economic conditions on the Company’s business and global markets;
•
ability to repay or refinance debt as it comes due; and
•
accuracy of development budget and construction estimates.

Many of these expectations, assumptions, risk and uncertainties are beyond the Company’s control and could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information. The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors set out herein and, in the Company’s Form 20-F and other filings, which are available on the Company’s website at www.lithium-argentina.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

All forward-looking information contained in this MD&A is expressly qualified by the risk factors set out in the latest Form 20-F, this MD&A and other public filings. Such risks include, but are not limited to the following: the Company’s mineral properties, or the mineral properties in which it has an interest, may not be developed or operate as planned and uncertainty of whether there will ever be production at the Company’s mineral exploration properties, or the properties in which it has an interest; cost overruns; risks associated with the Company’s ability to successfully secure adequate additional funding; market prices affecting the ability to develop or operate the Company's mineral properties and properties in which it has an interest; risks associated with co-ownership and/or joint venture arrangements; risks related to acquisitions, integration and dispositions; risk to the growth of lithium markets; lithium prices; inability to obtain required governmental permits and government-imposed limitations on operations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; risks arising from the outbreak of hostilities in Ukraine, Israel, the Middle East and other parts of the world and the international response, including but not limited to their impact on commodity markets, supply chains, equipment and construction; emerging and developing market risks; risks relating to tariff wars, including but not limited to their impact on stock markets, interest rates, the availability of financing, commodity markets, supply chains, equipment and construction; risks associated with not having production experience; operational risks; changes in government regulations; changes to environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters as plans continue to be refined; changes in legislation, governmental or community policy; regulatory risks with respect to strategic minerals; mining industry competition; market risk; volatility in global financial conditions; uncertainties associated with estimating Mineral Resources and Mineral Reserves, including uncertainties relating to the assumptions underlying Mineral Resource and Mineral Reserve estimates; whether certain Mineral Resources will ever be converted into Mineral Reserves; uncertainties with respect to estimates of operating costs and related economics for the Cauchari-Olaroz Project; uncertainties with respect to the formation of the New JV, the development of PPG and the expected economics of PPG; risk that the Company may not be able to file the RIGI application and obtain the anticipated benefits therefrom as anticipated, or at all; risk that the Company may not be able to finance the development of PPG as contemplated, or at all; risk that the Company may not be able to attract third party investors for the development of PPG as contemplated, or at all; risk that the Company will not be able to implement DLE technology; uncertainties inherent to the results of technical and economic studies, such as the Scoping Study, which are subject to significant assumptions and a high degree of uncertainty; risks in connection with the Company’s existing debt financing; risks related to investments in Argentine bonds and equities; opposition to development of the Company’s mineral properties; lack of brine management regulations; surface access risk; risks related to climate change; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to the stability and inflation of the Argentine Peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current and any additional regulations on the Company’s operations; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company, or to the Company and its co-owners for any co-ownership interests; shareholder dilution; intellectual property risk; dependency on consultants and key personnel; payment of dividends; competition for, amongst other things, capital, undeveloped lands and skilled personnel; fluctuations in currency exchange and interest rates; regulatory risk, including as a result of the Company’s dual-exchange listing and increased costs thereof; conflicts of interest; share price volatility; and cybersecurity risks and threats. Such risk factors are not exhaustive. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this MD&A is expressly qualified in its entirety by this cautionary statement. Additional information about the above-noted assumptions, risks and uncertainties is contained in the Company’s Form 20-F and other public filings, which are available on the Company’s website at www.lithium-argentina.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.